

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Michael Karnjanaprakorn
Chief Executive Officer
Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017

   Re: Otis Collection LLC
     Post-Qualification Amendment No. 5 to Form 1-A
     Response dated October 28, 2021
     File No. 024-11521

Dear Mr. Karnjanaprakorn:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 5 to Form 1-A

Description of Business
Liquidity Platform, page 85

1. Please revise your disclosure to describe (1) whether investors holding your securities can freely trade the securities on any trading venue other than the PPEX ATS, (2) whether your investors are limited to using the Liquidity Platform tool to enter orders into the PPEX ATS or into any other trading venue, such as another ATS, and (3) whether your investors are required to use the introducing broker that is referred to in the disclosures to trade the securities in any way.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services